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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Sullivan              Fred                     R.
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   (Last)               (First)                 (Middle)

    C/O Richton International Corp.
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                                    (Street)

    340 Main Street
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   (City)               (State)                 (Zip)

    Madison              New Jersey              07940
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2. Issuer Name and Ticker or Trading Symbol

    Richton International Corp.
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3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####
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4. Statement for Month/Year

   September 1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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  Common Stock                          9/9/97        P               5000        A       5 1/8                  D
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  Common Stock                          9/15/97       J*       V      903,024     D                1,573,197     I         Via LLC*
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Explanation of Responses:

On September 15, 1997, Mr. Sullivan transferred 903,024 shares of Common Stock(the"Transferred Shares") to FRS Capital Company, LLC,
a Delaware limited liability company (the "LLC"), in exchange for all of the membership interests of the LLC.  Mr. Sullivan also transferred to the LLC warrants to acquire an aggregate of 336,250 shares of Common Stock (the "Warrants").  The aggregate of
1,573,197 shares beneficially owned by Mr. Sullivan at the end of September 1997, as shown in column 5, include (i) 5,000 shares of
Common Stock acquired by Mr. Sullivan in September 1997 and owned by him directly, (ii) the Transferred Shares, (iii) the shares underlying the Warrants, (iv) 208,923 shares of Common Stock owned by the Franc M. Ricciardi Residuary Trust, of which Mr. Sullivan is the sole Trustee, and (v) options to acquire 120,000 shares of Common Stock presently exercisable (but not including options to acquire 30,000 shares not presently exercisable). The foregoing aggregate number of shares does not include (a) 350,000 shares owned by the Fred A. Sullivan 1987 Lifetime Trust, (b) 27,000 shares of Common Stock owned by Mr. Sullivan's wife, and (c) 22,000 shares owned by Fred A. Sullivan (Mr. Sullivan's son), as to each of which Mr. Sullivan disclaims any beneficial ownership.

  /s/ Fred R. Sullivan                                      10/7/97
---------------------------------------------            -----------------------
      Fred R. Sullivan

      **Signature of Reporting Person                             Date

**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedures.

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